FSP 303 East Wacker Drive Corp.

401 Edgewater Place, Suite 200

Wakefield, Massachusetts 01880

December 8, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Kevin R. Woody, Branch Chief
Mail Stop 4561

Re:	FSP 303 East Wacker Drive Corporation
Form 10-K for the year ended December 31, 2013
Filed on March 7, 2014
File No. 000-53165

Dear Mr. Woody:

FSP 303 East Wacker Drive Corp. (“we”, “our”, “its” or the “Company”) has set forth below a response to the comment on the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “10-K”) provided by you to me in a letter dated November 21, 2014 (the “Letter”). The response is keyed to the numbering of the comment in the Letter and to the headings used in the Letter.

Capitalized terms used in this Letter and not otherwise defined have the respective meanings ascribed to them in the 10-K.

Comment

Form 10-K for the fiscal year ended December 31, 2013

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Real Estate And Depreciation, pages F-8 – F-9

1.	We note that no impairment charges were recorded at December 31, 2013 and the subsequent interim periods March 31, 2014 and June 30, 2014. Please explain the impact of the current real estate operations environment, as described within your MD&A on page 11, on your assessment of impairment. Your response should discuss the assumptions used in developing your expected future undiscounted cash flows and specifically address how the increased vacancy percentage and potential new rental rates below expiring rates have impacted your determination of the expected future undiscounted cash flows of the property. Reference is generally made to the guidance outlined in Section 360-10-35 of the Financial Accounting Standards Codification.

United States Securities and Exchange Commission
Attn: Kevin R. Woody, Branch Chief
December 8, 2014

Response

As described in the Company’s critical accounting policies, we considered both the current occupancy levels and our ability to lease the vacant space as impairment indicators. At December 31, 2013, and at the subsequent interim periods of March 31, 2014, June 30, 2014 and September 30, 2014, we performed an impairment analysis for each period. In accordance with the guidance promulgated in Section 360-10-35 of the Financial Accounting Standards Codification, we analyzed the sum of the expected future undiscounted cash flows, based upon management’s estimates of market conditions for vacancy periods, time to re-lease, market rents, rent abatements, tenant allowances, leasing costs and operating expenses. We found the undiscounted cash flows exceeded the carrying value of the Company’s property in the impairment analysis. Based on management’s expected hold period, we performed the undiscounted cash flow projections were over a ten year period and assumed that the property’s occupancy will be stabilized from leasing activity with multiple tenants staggered over a three year period with average lease terms ranging from 5 to 10 years. For current vacancy or leases that are scheduled to expire during the analysis, the rental rates, rent abatements, tenant allowances and leasing costs are based upon management’s estimates of current market terms or projections based upon current market terms for future years. Management’s estimate of the current market terms are corroborated by recent lease transactions done at the property.

The Company believes that the East Loop submarket of Chicago, where the property is located, did experience some slight increases in market vacancy rates for each of the three months ended December 31, 2013, March 31, 2014 and September 30, 2014 but had decreased slightly for the three months ended June 30, 2014 as described within the MD&A of each period. The submarket vacancy rate influences management’s estimates of the length of the expected vacancy upon lease expiration of an existing tenant when performing the undiscounted cash flow projections. We have projected twelve to seventeen months of vacancy for leases that expire and we believe that the range is reasonable based on the current submarket vacancy rate and the slight fluctuations upward or downward in that vacancy rate. The actual occupancy levels at the property for the nine months ended September 30, 2014 are consistent with or slightly exceed the projections performed for the December 31, 2013 impairment analysis.

Based on our impairment analysis, we determined that an impairment charge was not warranted at December 31, 2013. We updated this impairment analysis as of March 31, 2014, June 30, 2014 and September 30, 2014 and came to the same conclusion.

United States Securities and Exchange Commission
Attn: Kevin R. Woody, Branch Chief
December 8, 2014

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the 10-K;

(ii)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

(iii)	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Demeritt or Scott H. Carter at (781) 557-1300 with any questions or comments concerning this filing.

Very truly yours,

/s/ Barbara J. Fournier

Barbara J. Fournier

Chief Operating Officer

cc:	Mr. John G. Demeritt
Scott H. Carter, Esq.
Kenneth Hoxsie, Esq. (WilmerHale)
Christopher Stevens, CPA (Marcum)